UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report of Ennis, Inc. 401(k) Plan

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the Calendar Year Ended December 31, 2012

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from                      to

Commission file number 1-5807

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ennis, Inc. 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ennis, Inc.

2441 Presidential Parkway

Midlothian, TX 76065

(972) 775-9801

REQUIRED INFORMATION

Pursuant to the section of the General Instructions to Form 11-K entitled “Required Information”, this Annual Report on Form 11-K for the year ended December 31, 2012 consists of the audited financial statements of the Ennis Inc. 401(k) Plan (the “Plan”) for the year ended December 31, 2012 and the related schedules thereto. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and in accordance with Item 4 of the section of the General Instructions to Form 11-K entitled “Required Information”, the financial statements and schedules furnished herewith have been prepared in accordance with the financial reporting requirements of ERISA in lieu of the requirements of Items 1-3 of that section of the General Instructions. Schedules I, II, and III are not submitted because they are either not applicable, the required information is included in the financial statements or notes thereto, or they are not required under ERISA.

ENNIS, INC. 401(k) PLAN

Financial Statements and Supplemental Schedule

(Modified Cash Basis)

December 31, 2012 and 2011

Note: other supplemental schedules required by Section 252.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator

Ennis, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Ennis, Inc. 401(k) Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Ennis, Inc. 401(k) Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2012, in conformity with the modified cash basis of accounting described in Note 2.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) (modified cash basis) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ BKM Sowan Horan, LLP

Addison, Texas

June 28, 2013

ENNIS, INC. 401(k) PLAN

Statements of Net Assets Available for Benefits (Modified Cash Basis)

December 31, 2012 and 2011

	2012	2011
Assets:
Investments held by Trustee at fair value	$68,077,046	$48,386,630
Notes receivable from participants	3,359,688	2,434,406

Net assets available for benefits, at fair value	71,436,734	50,821,036
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(468,022)	(219,092)

Net assets available for benefits, at contract value	$70,968,712	$50,601,944

See accompanying notes to the financial statements

ENNIS, INC. 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

(Modified Cash Basis)

Year Ended December 31, 2012

2012
Additions, to net assets attributed to:
Employee contributions	$3,247,439
Employer matching contributions	634,163
Employer discretionary contributions	269,000
Contributions transferred-in (Note 1)	6,021,426
Employee rollover contributions	9,115,305

Total contributions	19,287,333
Interest on notes receivable from participants	136,320
Investment income:
Dividends	97,646
Interest on guaranteed income fund	334,654
Net appreciation in fair value of investments	6,130,852

Total investment income	6,563,152

Total additions	25,986,805

Deductions:
Administrative expenses	(33,097)
Benefits paid and withdrawals	(5,586,940)

Total deductions	(5,620,037)

Net increase	20,366,768
Net assets available for benefits at beginning of year	50,601,944

Net assets available for benefits at end of year	$70,968,712

See accompanying notes to the financial statements

ENNIS, INC. 401(k) PLAN

Notes to Financial Statements (Modified Cash Basis)

1.	Description of the Plan

The following description of the Ennis, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering substantially all employees of Ennis, Inc. (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (ERISA) and the Internal Revenue Code (IRC).

The Plan was formed February 1, 1994 and restated in its entirety effective January 1, 2010 to conform with ERISA and IRC regulations. The Plan is sponsored and administered by the Company, acting by and through the Retirement Committee. The Plan’s assets are held by American United Life Insurance Company (AUL).

The Company acquired Printgraphics, Inc. in September 2011 and the assets of their benefit plan of approximately $6,000,000 were transferred into the Plan in January 2013.

(b)	Eligibility

Employees age 18 and older of the Company are eligible to participate in the Plan and receive matching contributions after completing 60 days of service, as defined by the Plan.

Employees are eligible to receive discretionary profit sharing contributions, if granted, after completing 1,000 hours within their first 12 months of service.

(c)	Contributions

Participants may make voluntary contributions to the Plan ranging from 1% to 100% of eligible pay subject to the Internal Revenue Service (IRS) annual limitations. The Plan allows catch-up contributions (within the meaning of Section 414(v) of the IRC) for participants who have reached age 50 by the end of the plan year. The Plan also allows rollovers of distributions from other qualified plans.

The Company makes discretionary matching contributions at a rate determined by the plan sponsor for certain employees not enrolled in the Pension Plan for employees of the Company. The total matching contribution is not to exceed $1,500 or 3% of the employee’s annual salary, or discretionary employer contributions. Eligibility for employer contributions depends on the participant’s employment location as defined in the plan document.

The Plan automatically enrolls all newly eligible participants into the Plan at a 2% deferral rate.

In addition, each year, the Company may at its discretion, make profit sharing contributions for the plan year not to exceed certain limitations prescribed by the IRC. During 2012, the Company declared a discretionary profit sharing contribution of $258,000 on behalf of the former employees of Northstar Computer Forms, Inc. in accordance with its original plan. This contribution was contributed to the Plan in 2013. During 2012, the Company contributed $269,000 which was declared in 2011.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, any employer contributions, and the allocation of the Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested interest in his or her account.

ENNIS, INC. 401(k) PLAN

Notes to Financial Statements (Modified Cash Basis)

1.	Description of the Plan - continued

(e)	Vesting

Participants are immediately vested in their salary deferrals, rollover contributions, and employer matching contributions. Profit sharing contributions vest over a 5 year graded vesting schedule as defined in the plan document. Special vesting schedules ranging from 3 to 6 years apply to certain employees based on their location as defined in the plan document.

(f)	Notes Receivable from participants

Under provisions of the Plan, participants are allowed to borrow from their Plan accounts. The maximum amount that a participant may borrow is the lesser of (i) 50% of their total vested account balance or (ii) $50,000 less the highest loan balance outstanding. Note repayments are made in equal installments through payroll deductions generally over a term not to exceed five years. All notes are considered a directed investment from the participant’s Plan account with all payments of principal and interest credited to the participant’s account. A maximum number of two outstanding notes are allowed per individual. The minimum note is $1,000 and there is a $100 set-up fee payable for each note. The interest rate is determined based on the prime rate as determined by the Plan’s trustee plus 1%.

(g)	Payment of benefits

Upon termination of service, financial hardship, retirement, or disability, the participant or their beneficiary has the option to withdraw qualified amounts up to the participant’s vested account balance. Participants that reach the age of 70  1/2 are required to take a minimum distribution from their account.

(h)	Administrative expenses

Administrative expenses which are not paid by the Plan Sponsor are paid by the Plan.

2.	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared on the modified cash basis of accounting and present the net assets available for benefits and changes in those net assets. Consequently, certain additions and the related assets are recognized when received rather than when earned and certain deductions are recognized when paid rather than when the obligation is incurred. The modified cash basis of accounting is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

(b)	Use of Estimates

The preparation of the Plan’s financial statements in conformity with the modified cash basis of accounting requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets available for benefits during the reporting period. Actual results could differ from those estimates. See Note 5 for discussion of significant estimates used to measure fair value of investments.

ENNIS, INC. 401(k) PLAN

Notes to Financial Statements (Modified Cash Basis)

2.	Summary of Significant Accounting Policies - continued

(c)	Investments Valuation and Income Recognition

There were no changes in the Plan’s valuation methodologies for its investments during the years ended December 31, 2012 and 2011. The valuation methods described below may produce a fair value measurement that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s management believes the valuation methods are appropriate and consistent with other market participants, the use of differing methodologies or assumptions to determine the fair values of the Plan’s investments could result in different fair value measurements at the reporting dates.

The Plan provides for investments in a guaranteed investment contract (GIC) and pooled-separate accounts (including a Company stock fund). The Plan’s investments are stated at fair value (see Note 5). The GIC investment is fully benefit-responsive and is stated at contract value, which is equal to principal plus accrued interest. An investment contract is generally valued at contract value, rather than at fair value, to the extent it is fully benefit-responsive (see Note 4).

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the cash basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

(d)	Notes receivable from participants

Notes receivable from participants are reported at their unpaid principal balance. An allowance for credit losses is not necessary as the notes are collateralized by the participants’ account balance. Delinquent notes from participants are reclassified as distributions based upon provisions of the Plan document. Participant loans are considered delinquent if any payment of principal and interest, or any portion thereof, remains unpaid for more than 90 days after due.

(e)	Benefits paid to participants

Benefits paid to participants are recorded as a reduction of net assets available for benefits when paid. For all employees who have terminated with an account balance between $1,000 and $5,000, the Plan Administrator has the right to automatically rollover the balance to an individual retirement plan designated by the Administrator, at the expense of the Plan. For terminated employees with a vested account balance less than $1,000, a check will be issued to the participant.

(f)	Forfeitures

Forfeitures may be used to reduce future employer contributions or to pay administrative expenses. There were unallocated forfeitures of approximately $8,000 and $227,000 at December 31, 2012 and 2011, respectively. Forfeitures used during the year ended December 31, 2012 was $225,000.

(g)	Subsequent Events

Management of the Plan evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through June 28, 2013, the date which the financial statements were issued.

ENNIS, INC. 401(k) PLAN

Notes to Financial Statements (Modified Cash Basis)

2.	Summary of Significant Accounting Policies - continued

(h)	Risks and Uncertainties

The Plan and its participants invest in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is possible that changes in the value of investment securities will occur at any given time, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(i)	New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amended ASC 820. ASU 2011-04 requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance was effective for the year ended December 31, 2012, for the Plan. The adoption of the provisions of this ASU had no effect on the statement of net assets available for benefits and statement of changes in net assets available for benefits.

ENNIS, INC. 401(k) PLAN

Notes to Financial Statements (Modified Cash Basis)

3.	Investments

Participants may direct the allocation of amounts deferred to the available investment options. Provisions of the Plan allow participant contributions in 5% increments to be vested in any of the available options.

The Plan’s investments, at fair value, at December 31, 2012 and 2011 were comprised of the following:

	2012		2011
AUL Fixed Account	$12,242,387	*	$11,331,304	*
Amer Fds Fundamental Inv	6,317,153	*	5,150,139	*
PIMCO Total Return	5,845,033	*	4,278,120	*
AmCent LIVESTRONG 2025	5,068,824	*	2,452,551
SSgA S&P Mid Cap 400 Index Stra	4,578,092	*	3,941,636	*
AmCent Grth A	4,278,561	*	—
AmCent Equity Income	3,967,119	*	2,896,542	*
Janus Balanced	3,548,853		2,449,121
AmCent LIVESTRONG 2035	3,179,558		2,186,336
Amer Fds Capital World Gro&Inc	3,170,725		2,413,495
AmCent LIVESTRONG 2015	2,474,510		1,655,624
AmCent LIVESTRONG 2030	2,220,759		226,574
BMO Small-Cap Growth	1,964,678		1,439,421
T. Rowe Price Mid-Cap Val Fd	1,929,314		964,818
Lord Abbett Small Cap Value	1,783,789		1,713,023
AmCent LIVESTRONG 2020	1,752,500		211,846
Ennis Employer Stock	1,503,673		1,239,460
Oppenheimer Develop Mkts	888,687		310,552
AmCent LIVESTRONG 2045	631,672		379,693
AmCent LIVESTRONG 2040	440,348		44,613
AmCent LIVESTRONG 2050	150,246		43,820
AmCent LIVESTRONG Income	111,593		141,832
AmCent LIVESTRONG 2055	28,972		542
Amer Fds Grwth Fund of American	—		2,915,568	*

Total investments	$68,077,046		$48,386,630

*	Represents 5% or more of the net assets available for benefits at fair value.

The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value as follows:

2012
Company stock fund	$189,106
Pooled separate accounts	5,941,746
Guaranteed investment contract	—

Net appreciation in fair value of investments	$6,130,852

ENNIS, INC. 401(k) PLAN

Notes to Financial Statements (Modified Cash Basis)

4.	Investments in Insurance Contracts

The Plan maintains one GIC related investment option, the AUL Fixed Account. The underlying investment option of this contract is considered to be fully benefit-responsive as described in FASB ASC 946, Plan-Accounting-Defined Contribution Pension Plans. As of December 31, 2012 and 2011, the contract value of these investments is $11,774,365 and $11,112,212, respectively.

The average yields for the contract for the years ended December 31, 2012 and 2011, were 2.74% and 3.00%, respectively. The crediting interest rates for the contract as of December 31, 2012 and 2011 were 1.75% and 2.5%, respectively. The crediting interest rate is based on a formula with the issuer, but it may not be less than 2.75% and 3.00% for the years ended December 31, 2012 and 2011, respectively.

The determination of credited interest rates, as determined by the service providers, reflect a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. A market value adjustment may apply to amounts withdrawn at the request of the contract holder.

The underlying contract has no restrictions on the use of Plan assets and there are no valuation reserves recorded to adjust contract amounts.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; or (iii) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The Fixed Account does not permit AUL to terminate the agreement prior to the scheduled maturity date.

ENNIS, INC. 401(k) PLAN

Notes to Financial Statements (Modified Cash Basis)

5.	Fair Value Measurements

Financial Accounting Standards Board Statement Accounting Standards Codification 820 “Fair Value Measurements and Disclosures” (ASC 820) establishes a framework for measuring fair value. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

The three levels of the fair value hierarchy are described below:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quotes quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the asset or liabilities.

An asset or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value: There were no changes in the methodologies used to measure fair value during the year ended December 31, 2012.

Company stock fund: The fund is made up of Ennis, Inc. stock which is valued at the closing price reporting on the active market on which the security is traded. The fund also consists of a cash component to initiate and close daily trade activity. The cash component is valued at cost which approximates fair value.

Pooled separate accounts: The units of the pooled separate accounts are determined at the close of each business day and are directly related to the net asset value of the underlying investment adjusted for dividends or distributions received by the Custodian and the daily equivalent of any fees charged.

Guaranteed investment contract: Valued at the amount plan participants or plan sponsors would receive if they were to withdraw or transfer funds within the Plan prior to their maturity.

Fair value estimates are made at a specific point in time, based on available market information and judgments about the financial asset, including estimates of timing, amount of expected future cash flows, and the credit standing of the issuer. In some cases, the fair value estimates cannot be substantiated by comparison to independent markets. The disclosed fair value may not be realized in the immediate settlement of the financial asset. In addition, the disclosed fair values do not reflect any premium or discount that could result from offering for sale at one time an entire holding of a particular financial asset. Potential taxes and other expenses that would be incurred in an actual sale or settlement are not reflected in amounts disclosed.

ENNIS, INC. 401(k) PLAN

Notes to Financial Statements (Modified Cash Basis)

5.	Fair Value Measurements - Continued

The following table presents the Plan’s fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2012 and 2011.

		Fair Value Measurements at 12/31/12
Description	Total	(Level 1)	(Level 2)	(Level 3)
Pooled separate accounts:
Bond Funds	$5,845,033	$—	$5,845,033	$—
Asset allocation funds	16,058,982	—	16,058,982	—
Balanced funds	3,548,853	—	3,548,853	—
Large cap value funds	10,284,272	—	10,284,272	—
Large cap growth funds	4,278,561	—	4,278,561	—
Small-mid-specialty funds	10,255,873	—	10,255,873	—
International stock funds	4,059,412	—	4,059,412	—
Company stock funds	1,503,673	—	1,503,673	—
Guaranteed investment contract	12,242,387	—	12,242,387	—

	$68,077,046	$—	$68,077,046	$—

		Fair Value Measurements at 12/31/11
Description	Total	(Level 1)	(Level 2)	(Level 3)
Pooled separate accounts:
Bond Funds	$4,278,120	$—	$4,278,120	$—
Asset allocation funds	7,343,431	—	7,343,431	—
Balanced funds	2,449,121	—	2,449,121	—
Large cap value funds	8,046,681	—	8,046,681	—
Large cap growth funds	2,915,568	—	2,915,568	—
Small-mid-specialty funds	8,058,898	—	8,058,898	—
International stock funds	2,724,047	—	2,724,047	—
Company stock funds	1,239,460	—	1,239,460	—
Guaranteed investment contract	11,331,304	—	11,331,304	—

	$48,386,630	$—	$48,386,630	$—

6.	Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

ENNIS, INC. 401(k) PLAN

Notes to Financial Statements (Modified Cash Basis)

7.	Tax Status of Plan

The Plan has obtained its latest determination letter dated August 30, 2012, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). Amendments have subsequently been made to the Plan and the Company has filed for an updated determination letter with the IRS. The Plan’s administrator and management believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the Plan’s financial statements. The IRS generally has the ability to examine Plan activity for up to three years.

8.	Parties in Interest

Certain plan investments are guaranteed investment contracts and pooled separate accounts managed by AUL (the Custodian). The Custodian acts as the trustee and recordkeeper as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. The Plan also invests in a Company common stock fund, and therefore, these transactions qualify as party-in-interest transactions.

SUPPLEMENTAL SCHEDULE

SUPPLEMENTAL SCHEDULE

ENNIS, INC. 401(k) PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

(Modified Cash Basis)

EIN: 75-0256410

Plan#: 011

December 31, 2012

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investments including maturity date, rate of interest collateral, par, or maturity value	(e) Current value
*	Company Stock Fund	Ennis Employer Stock	$1,503,673
*	Guaranteed Investment Contract	AUL Fixed Account	12,242,387
*	Pooled Separate Account	PIMCO Total Return	5,845,033
*	Pooled Separate Account	Janus Balanced	3,548,853
*	Pooled Separate Account	AmCent Equity Income	3,967,119
*	Pooled Separate Account	Amer Fds Fundamental Inv	6,317,153
*	Pooled Separate Account	Amer Fds Capital World Gro&Inc	3,170,725
*	Pooled Separate Account	T. Rowe Price Mid-Cap Val Fd	1,929,314
*	Pooled Separate Account	SSgA S&P Mid Cap 400 Index Stra	4,578,092
*	Pooled Separate Account	Lord Abbett Small Cap Value	1,783,789
*	Pooled Separate Account	BMO Small-Cap Growth	1,964,678
*	Pooled Separate Account	Oppenheimer Develop Mkts	888,687
*	Pooled Separate Account	AmCent LIVESTRONG 2015	2,474,510
*	Pooled Separate Account	AmCent LIVESTRONG 2020	1,752,500
*	Pooled Separate Account	AmCent LIVESTRONG 2025	5,068,824
*	Pooled Separate Account	AmCent LIVESTRONG 2030	2,220,759
*	Pooled Separate Account	AmCent LIVESTRONG 2035	3,179,558
*	Pooled Separate Account	AmCent LIVESTRONG 2040	440,348
*	Pooled Separate Account	AmCent LIVESTRONG 2045	631,672
*	Pooled Separate Account	AmCent LIVESTRONG 2050	150,246
*	Pooled Separate Account	AmCent LIVESTRONG 2055	28,972
*	Pooled Separate Account	AmCent LIVESTRONG Income	111,593
*	Pooled Separate Account	AmCent Grth A	4,278,561

Total investments			$68,077,046
Notes receivable from participants		Notes receivable (interest rates ranging from 4.25% to 10.25%)	3,359,688

Total assets			$71,436,734

*	Indicates party-in-interest to the Plan.

Column (d) cost is not required since all investments are directed by participants.

See Report of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENNIS, INC. 401(k) PLAN

Date: June 28, 2013	/s/ Richard L. Travis, Jr.
Richard L. Travis, Jr.
Vice President—Finance and CFO, Treasurer, Principal Financial and Accounting Officer Ennis, Inc.